UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Youngry, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
June 14, 2016

Physical address of issuer
1621 Alton Parkway Suite 250, Irvine, CA, 92660

Website of issuer
www.youngry.com

Name of intermediary through which the offering will be conducted
Opendeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
A commission equivalent to 2.0% of securities sold during the offering.

Type of security offered
SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
$535,000.00

Deadline to reach the target offering amount
December 31, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
10. This number includes both full-time and part-time employees.

	Most recent fiscal year-end (December 31, 2016)	**Prior fiscal year-end (December 31, 2015)**
Total Assets	$54,922.00	$0.00
Cash & Cash Equivalents	$54,922.00	$0.00
Accounts Receivable	$0.00	$0.00

Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$11,635.00	$0.00
Cost of Goods Sold	$14,565.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$2,930.00	$0.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 27, 2017

FORM C

Up to $535,000.00

Youngry, LLC



SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Youngry, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $535,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $25.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Opendeal Inc. dba "Republic" as (the "Intermediary"). The Intermediary will be entitled to receive a commission equivalent to 2.0% of same Securities sold in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$25.00	$1.25	$23.75
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00

Aggregate Maximum Offering Amount	$535,000.00	$26,750.00	$508,250.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) OpenDeal Inc. dba Republic will receive a commission equivalent to 2% of the Securities being issued in this Offering.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is October 27, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN

INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE

COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.youngry.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Youngry, LLC (the "Company") is a Delaware limited liability company, formed on June 14, 2016.

The Company is located at 1621 Alton Parkway Suite 250, Irvine, CA, 92660.

The Company's website is www.youngry.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business
YOUNGRY™ provides original content, events, and e-commerce for our united community of millennial entrepreneurs and professionals to hustle, profit, expand and inspire.

Current Problem: Most digital media for millennials focus on page view growth and advertisers for content strategy. This can hurt educational value, increases paid content and ignores under-represented audiences (ex: women, minorities, immigrants, non-mainstream).

The YOUNGRY™ Solution: We create and license original content (articles, videos) and produce events to help our audience succeed. We leverage e-commerce (e.g. mentorship products, event tickets) as our primary sales model. We are the first inclusive global millennial entrepreneur media brand. Our equalization focus, scalable revenue model and mission are a social impact inspiration.

The Raise: We are seeking $535,000 to accelerate customer acquisition to generate more e-commerce revenues, increase original content on Youngry.com and launch a mobile app to provide digital mentor sessions/masterminds with top entrepreneurs, influencers and investors!

YOUNGRY™ Traction Highlights (June 2016 to June 2017):

- June 2016 we raised $65,000 by being the first to complete an equity crowdfund round with AngelList spinoff platform Republic.co. Our investors include VC Ryan Blair, best selling author Dave Meltzer, entrepreneur Lisa Sutton and rapper Aple de ap.

- Youngry.com has generated over 500 original content pieces, 60 mentor videos and over 100 content contributors.

- Our community includes over 200 YOUNGRY™ mentors, 100,000 community members, and a national summit in Fall 2017 with partners including NBC.

- In Winter 2018 a national publisher is launching a book on our movement across 300 bookstores and events (we will also cross-sell on Youngry.com).

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	89,450*
Maximum amount of Units of SAFE (Simple Agreement for Future Equity) in this offering	535,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	599,450*
Purchase price per Security	$1.00
Minimum investment amount per investor	$25.00

Offering deadline	December 31, 2017
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 31 hereof.

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

No market for the services we provide currently exists.
While markets exist for certain of our services, there is little precedent or basis of comparison for the aggregated platform-based services that we provide. Although we have identified what we believe to be a need in the market for our services, there can be no assurance that demand or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of our services. Potential customers may be unwilling to accept, utilize or recommend any of our proposed services. If we are unable to commercialize and market our proposed services when planned, we may not achieve any market acceptance or generate revenue.

We are a startup company and while we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.
We rely on external financing to fund our operations. While the proceeds raised from our previous Regulation CF offering were sufficient to cover our expenses for several months, we will most likely require additional financing rounds to effect our business plan.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices. Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized under the laws of Delaware on June 14, 2016 and launched our website in January 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in developing and marketing entrepreneurs and startup companies and thus may be better equipped than us to develop and commercialize these services. These competitors also compete with us in recruiting and retaining qualified personnel. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and

services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.

The Company is a startup company and currently only employs two individuals. The success of the Company will depend on the performance and continued retention of these key employees, particularly its president, Ash Kumra. The Company has or intends to enter into an employment agreement with Mr. Kumra although there can be no assurance that it will do so or that Mr. Kumra, or any member of the board of managers or executive officer will continue to be employed or engaged by the Company for a particular period of time. The loss of Mr. Kumra or any member of the board of managers or executive officer would adversely affect the Company's business operations, financial condition and cash flow.

The amount of capital the Company is attempting to raise in the Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such individuals.

While the Company is dependent on its two employees, in particular its president, Ash Kumra, in order to conduct its operations and execute its business plan, the Company has not purchased any insurance policies with respect to the death or disability of those individuals. Therefore, in the event that any of the Company's employees die or become disabled, the Company will not receive any insurance proceeds as compensation for such person's absence. The loss of such person could would negatively affect the Company and its operations.

The proceeds from the Offering are necessary to the Company's operations.

Without the proceeds of the Offering, the Company will not be able to sustain its operations. The Company does not have adequate alternative sources of capital and therefore, is entirely dependent on this Offering. If the Company has misjudged the amount of capital it needs or needs additional capital in the future, it may not be able to obtain such capital and would not be able to continue operations. This provides the Company with very little financial flexibility to adapt to the market and industry in which it operates. This lack of capital and flexibility could harm the Company and cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.

Investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make an investment decision. If you feel the information provided in this Offering is insufficient to make a sound and informed investment, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, health care reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company's products may be generated by third-party vendors over which the Company has little control; product quality concerns could negatively affect the Company's business.
The Company's success depends in large part on sales of e-commerce and entertainment products, such as digital books and live webinars and other events. These products may be manufactured or tickets to Company events may be sold by third-party vendors instead of by the Company's employees. While the Company intends to implement rigorous standards in selecting vendors and enforcing product quality standards, if products taken to market are of poor quality, the Company's product sales and reputation will suffer.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If

we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Evolving tax, environmental, and safety or other regulations or failure to comply with existing licensing, labeling, trade, and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Federal Communications Division ("FCC"), U.S. Federal Trade Commission, and the U.S. Departments of Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anti-corruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Changes in government regulation could adversely impact our business.
The media, television, internet and entertainment industries are subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our platform and e-commerce products are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.
On February 26, 2015, the FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II (common carrier) of The Communications Act of 1934 to Internet service providers. This new classification could result in increased barriers to entry and

costs that we may by necessity pass off to our customers. Therefore, the FCC ruling and its consequences could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from

the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase. We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute video streams, webinars, digital books and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as streaming media services, freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending. A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in customers and audience ratings for our content.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it. Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance. Due to fluctuations in customer tastes and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. For example, demand for e-commerce products relating to one particular entrepreneur will depend on a myriad of factors, including the success of that entrepreneur, amount of publicity and support engendered by the Company, and the nature of the entrepreneur's business. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers, supplies and labor pools; and
* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.
We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing entrepreneurs seeking to hire qualified marketing professionals in the media industry and from customers seeking to purchase e-commerce products relating to such entrepreneurs. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily

concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our entrepreneur and startup clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Risks Related to the Securities

The SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFE (Simple Agreement for Future Equity). Because the SAFEs (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE (Simple Agreement for Future Equity) has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under

applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote

the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN

THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Youngry is a media news site that covers entrepreneurs across the world, especially those in the early stages. The Company intends to generate revenue through ads, donations, features, publishing deals, and marketing assets.

Business Plan
Youngry is committed to bringing the best experience and information on what is required of early stage entrepreneurship through fascinating and thorough journalism, coverage of seminars, events, and talks, and by offering various digital publications. Youngry supports the continued expansion of entrepreneurship and small businesses, and the development of the entrepreneurial community.

History of the Business
Youngry was originally founded in June of 2016 by Ash Kumra and Ankur Garg. The Company intends to generate revenue through e-commerce (mentorship products, tickets) and content sponsorship.

The Company's Products and/or Services

Product / Service	Description	Current Market
Consulting, Digital Marketing and E-Commerce Products	Professionals in a variety of fields can offer consulting and mentorship to startup businesses	Entrepreneurs and startups

Competition
The Company's primary competitors are websites and media brands providing content for entrepreneurs.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base
Consulting services are carried out by advisors and a network of successful entrepreneurs. License agreements for publishing materials and other e-commerce products are only offered to promising and/or successful entrepreneurs and startups. Any additional license agreements, such as for marketing and sales of t-shirts or other merchandise, are negotiated with entrepreneurs and startups on a case-by-case basis. Youngry launched in January 2017 and targets promising entrepreneurs and startup companies across the United States.

Intellectual Property and Research and Development

The Company is not currently dependent on any intellectual property and has no pending research or development of patentable intellectual property.

Real Property
The Company does not own or lease any real property.

Governmental/Regulatory Approval and Compliance
The production, sales and distribution in the United States of our digital media and merchandising is subject to various U.S. federal and state regulations, including but not limited to: the Communications Act of 1934, the Digital Millennium Copyright Act and the Federal Trade Commission Act, and various federal, state and local statutes and regulations applicable to the marketing, sales, advertising, production and distribution of such products.

Litigation
None

Other
The Company's principal address is 1621 Alton Parkway, Suite 250, Irvine, California. The Company's telephone number is (310) 309-1879. The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Estimated Attorney Fees	1%	$250	1%	$5,350
Estimated Accountant/Auditor Fees	1%	$250	1%	$5,350
Marketing	40%	$10,000	50%	$267,500
Content	10%	$2,500	10%	$53,500
Digital App Development	12%	$3,000	8%	$42,800
Future Wages	36%	$9,000	30%	$160,500

Total	100%	$25,000	100%	$535,000

Use of proceeds assuming raise of $25,000 (the Minimum Offering):
We are seeking investment to accelerate customer acquisition, increase original content and launch our YOUNGRY™ mentor in North America: A digital mastermind with top entrepreneurs, influencers and investors to help our entrepreneurs execute better, faster, and more efficiently!

The Company does have discretion to alter the use of proceeds as set forth above. If the use of proceeds does not, in the discretion of the Managers, allow the Company to achieve its benchmarks, the Company may alter its strategy and allocation of funds.

MANAGERS, OFFICERS AND EMPLOYEES

We are led by 2x White House entrepreneur winner, media entrepreneur Ash Kumra and global e-commerce entrepreneur Ankur Garg.

Managers
The Managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Ankur Garg

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and Manager: June 14, 2016 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Strategy Officer at SHREDZ: January 2011-present. Responsible for strategic marketing of a nutritional supplement.
Founder and president of AKG Creative: January 2011 - present. Responsible for management of a consulting firm that builds brands and supports innovative startup companies.

Education
Bachelor of Science in Finance and Economics from the University of Maryland College Park, Robert H Smith School of Business.

Name
Ash Kumra

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder, Manager, Chairman and President: June 14, 2016 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Talk show host and author of the book series "Confessions from an Entrepreneur" since 2012.

Co-founder of Trade Kraft, a knowledge video network for millennial and young entrepreneurs since November 2015.
Member of the Board of Advisors of the Beall Center for Innovation and Entrepreneurship at the UCI Business School since January 2016.
Member of the 20/30 Leadership Counsel of the Clinton Foundation since September 2014.
Chairman Emeritus of Tech Coast Venture Networks since 2011.
Advisor to Speak With Me, a startup operating a Natural Language Dialogue Platform since January 2013.
Advisor to Go Moment, a startup operating a Guest Communications Platform for the hospitality industry since January 2014.
Advisor to MotorMood, a startup designing and manufacturing automotive accessories since January 2014.
Advisor to My Open Road Corp., a startup offering a geo-travel game since February 2013.

Education
Bachelor of Arts degree in business administration from the University of California, Irvine**.**

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Ash Kumra

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder, Manager, Chairman and President, June 14, 2016 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Talk show host and author of the book series "Confessions from an Entrepreneur" since 2012.
Co-founder of Trade Kraft, a knowledge video network for millennial and young entrepreneurs since November 2015.
Member of the Board of Advisors of the Beall Center for Innovation and Entrepreneurship at the UCI Business School since January 2016.
Member of the 20/30 Leadership Counsel of the Clinton Foundation since September 2014.
Chairman Emeritus of Tech Coast Venture Networks since 2011.
Advisor to Speak With Me, a startup operating a Natural Language Dialogue Platform since January 2013.
Advisor to Go Moment, a startup operating a Guest Communications Platform for the hospitality industry since January 2014.
Advisor to MotorMood, a startup designing and manufacturing automotive accessories since January 2014.
Advisor to My Open Road Corp., a startup offering a geo-travel game since February 2013.

Education
Bachelor of Arts degree in business administration from the University of California, Irvine

Control/Major Decisions
All control functions and major decisions are determined by the mutual agreement of Ash and Ankur.

Employees
The Company currently has 10 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Class A LLC Membership Interests
Amount outstanding	900,000
Voting Rights	Members having one voting right per Class A LLC membership unit, but are not entitled to vote on amendments to or waivers of breaches of the Articles of Organization, modification of the strike price of Class A LLC membership units or admit new members. The Company is manager-managed, and members do not have voting rights with respect to the election and removal of managers.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Managers could authorize and issue additional Class A LLC membership units at a later date. The availability of such units and their potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the company by holders of the Class A LLC /Membership Units (assuming conversion of convertible securities)	100%

Securities issued pursuant to Regulation CF:

Type of security	SAFEs (Simple Agreements for Future Equity)
Amount outstanding	64,450*
Voting Rights	None
Anti-Dilution Rights	None

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

The Company currently has no debt outstanding.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFEs (Simple Agreements for Future Equity)	64,450*	$64,450	Marketing, Future Wages, Equipment Purchases	10/15/16	Regulation CF

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

Valuation
Based on the Offering price of the Securities, there has been no pre-Offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
Approximately 95% of the common stock of the Company is owned by two individuals. Those individuals are Ash Kumra and Ankur Garg.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Ash Kumra	47.5%
Ankur Garg	48.0%

Following the Offering, the Purchasers will own 0% of the Company. The Purchasers will hold an equity ownership of the Company following the conversion of their SAFEs.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

Since the Company's website, youngry.com, has been live for less than 12 months, the Company has limited operating history and historical financial information, including prior earnings and cash flows. We believe that the earnings reflected in the financial projections are what investors should expect in the following year. The Company intends to increase profitability in the next 12 months by entering into mentorship commerce and original content sponsorship.

Liquidity and Capital Resources

The proceeds of the offering are necessary to the operations of the Company. The proceeds of the Offering are necessary to the operations of the Company. The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The offering proceeds will have a beneficial effect on our liquidity, as we are projecting to raise $100,000 in cash on hand which will be augmented by the offering proceeds and used to execute our business strategy.

The Company will require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months. The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years, nor does it intend to make any capital expenditures in the near future in the absence of a successful Offering.

Material Changes and Other Information

None

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 535,000 of SAFE (Simple Agreement for Future Equity) for up to $535,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $535,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $25.00.

The Offering is being made through Opendeal Inc. dba "Republic," the Intermediary. The following three fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fee (%)
5.0% of the funds raised.

Commission/Fee (flat)
$0.00

Stock, Warrants and Other Compensation
A commission equivalent to 2.0% of same securities

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is FundAmerica.

The Securities
We request that you please review our organizational documents and the SAFE instrument in conjunction with the following summary information.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company into CF Shadow Series securities, which are securities identical to those issued in such future Equity Financing, except (1) they do not have the right to vote on any matters except as required by law; (2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote; and (3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $3,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $3,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of managers at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or noncompliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements or any shareholder/equity holder agreements in place.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Managers of the Company	Managers
Appointment of the Officers of the Company	Managers

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as

well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest
The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security-holders.

OTHER INFORMATION
A transcript of the Company's video posted on its offering page on the Intermediary's website is attached hereto as **Exhibit C**.

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Ash Kumra
_____
(Signature)

Ash Kumra
_____
(Issuer)

President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ash Kumra
_____
(Signature)

Ash Kumra
_____
(Name)

Manager
_____
(Title)

10/27/17
_____
(Date)

/s/ Ankur Garg
_____
(Signature)

Ankur Garg
_____
(Name)

Manager
_____
(Title)

10/27/17
_____
(Date)

34

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page

EXHIBIT A
Financial Statements

Youngry, LLC

(a Delaware limited liability company)

Unaudited Financial Statements

Period of June 14, 2016 (inception) through December 31, 2016

Prepared by:



IndigoSpire CPA Group, LLC
Aurora, CO

Financial Statements

Youngry, LLC

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

October 26, 2017

To: Board of Members of Youngry, LLC
        Attn: Ash Kumra, CEO
                ash@youngry.com

Re: 2016 Financial Statement Review
        Youngry, LLC

We have reviewed the accompanying financial statements of Youngry, LLC (the "Company"), which comprise the balance sheet as of December 31, 2016, and the related statements of income and cash flows for the period of June 14, 2016 (inception) through December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

Youngry, LLC

Balance Sheet (unaudited)
As of December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

ASSETS

		2016
ASSETS		
Current Assets		
	Cash & Cash Equivalents	54,922
	Total Current Assets	54,922
Non-current Assets		
	None	0
TOTAL ASSETS		**54,922**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Current Liabilities		
	Deferred Revenue	8,889
	Total Current Liabilities	8,889
Non-current Liabilities		
	None	0
TOTAL LIABILITIES		**8,889**
MEMBERS' EQUITY		
	Members' Capital: 1,000,000 Class A units authorized, 900,000 issued	200
	Members' Distributions	(12,439)
	Additional Paid-in Captial - SAFE	61,202
	Retained Earnings, net of Distributions	(2,930)
TOTAL SHAREHOLDERS' EQUITY		**46,033**
TOTAL LIABILITIES AND MEMBERS' EQUITY		**54,922**

The accompanying Notes are an important and integral part of the financial statements

Youngry, LLC

Income Statement (unaudited)
For the period of June 14, 2016 (inception) through December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

	2016
Revenues, net of Allowances and Returns	$11,635
Less: Cost of Revenues	0
Total Gross Profit	11,635
Sales and Marketing	3,984
Operating Expenses	10,581
Total Income from Operations	(2,930)
Other Income and Expense	0
Total Income before Taxes	(2,930)
Provision/(Benefit) for Income Taxes	
NET INCOME	**(2,930)**

The accompanying Notes are an important and integral part of the financial statements

Youngry, LLC

Statement of Changes in Shareholders' Equity (unaudited)
For the period of June 14, 2016 (inception) through December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

	Class A Units		Member Withdrawals	Additional Paid-in Capital - SAFE	Accumulated Earnings/ (Deficit)	Total
	# of Units	$ Amount				
Balance at June 14, 2016 (inception)	0	$0		$0	$0	$0
Issuance of Class A units to Founders	900,000	200				200
Member withdrawals			(12,439)			(12,439)
Issuance of SAFE, net of expenses				61,202		61,202
2016 Net Income					(2,930)	(2,930)
Balance at December 31, 2016	**900,000**	**200**	**(12,439)**	**61,202**	**(2,930)**	**46,033**

The accompanying Notes are an important and integral part of the financial statements

Youngry, LLC

Statement of Cash Flows (unaudited)
For the period of June 14, 2016 (inception) through December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

	2016
CASH FLOWS FROM OPERATIONS	
Net Income	$(2,930)
Increase in Deferred Revenue	8,889
TOTAL CASH FLOWS FROM OPERATIONS	5,959
CASH FLOWS FROM INVESTING ACTIVITIES	
None	0
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Issuance of Founder's Units	200
Members' Withdrawals	(12,439)
Proceeds from Issuance of SAFE	61,202
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES	48,963
NET CHANGE IN CASH POSITION	54,922
Cash, beginning of period	0
Cash, end of period	54,922
Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	0
Cash paid for income taxes	0
Units or other equity issued for services	None

The accompanying Notes are an important and integral part of the financial statements

Youngry, LLC

Notes and Additional Disclosures to the Financial Statements (unaudited)
For the period of June 14, 2016 (inception) ending December 31, 2016

NOTE 1 - NATURE OF OPERATIONS

Youngry, LLC (which may be referred to as the "Company," "we," "us," or "our") was organized as a limited liability company on June 14, 2016 ("Inception") under the laws of the state of Delaware. The Company is headquartered in Irvine, California.

The Company is developing an online community where entrepreneurs can share, become immersed and be updated on the constant changing nuances of entrepreneurship, specifically as it pertains to startup and crowd funding. This will be achieved through various offerings on our site, which will include in-depth editorials, advice from our hand-selected advisors, a channel of seminars, conventions, and talks, and original works of publication. These pieces of content will celebrate the successes and pitfalls entrepreneurs' experiences, and encourage them to continue striving making their dreams a reality.

Since Inception, the Company has relied on founder contributions and a crowdfunding campaign (see Note 3) to fund operating losses. As of December 31, 2016, the Company working capital totaling $46,033 and will likely incur additional costs prior to generating consistent revenues. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation of the unaudited financial statements for the period presented have been included. The operating results for the period presented are not necessarily indicative of the results that may be expected for a full fiscal year.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2016, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.   The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the Company may maintain balances in excess of the federally insured limits. As of December 31, 2016, the Company had $54,922 of cash on hand.

Income Taxes

The LLC is a limited liability company and was structured as a disregarded entity for U.S. Federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in the financial statements. Pursuant to current US Treasury regulations, as soon as the Company is owned, beneficially or constructively, by more than a single owner (See Note 4), it will be treated as a partnership for US federal income tax purposes. Items of income, deduction, credit and/or loss will pass through to the members of the Company in their pro-rata share.

Additionally, all limited liability companies registered, organized or managed in California are required to pay a minimum franchise tax of $800 per year.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue is recognized through sales of tickets, merchandise or sponsorships.

Advertising

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 720, "Other Expenses," organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Technology Expenses

Technology expenses primarily consists of expenses incurred in developing the Company's website. In accordance with FASB ASC 350-50, "Website Development Costs," these costs were expensed as incurred.

Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)", that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – SIMPLE AGREEMENT FOR FUTURE EQUITY

The Company offered 64,450 Simple Agreement for Future Equity ("SAFEs") for $64,450 (the "Crowdfunded Offering"). The Crowdfunded Offering was made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary was entitled to receive a 5% commission fee and 2% of the securities issued in this offering. After paying commissions and expenses, the Company received $61,202 from the offering.

NOTE 4 – MEMBERS' EQUITY

Class A Units

Upon formation, the Company was authorized to issue up to 1,000,000 units of the LLC of which 900,000 Class A Units were issued to two founders for $200 in consideration. Profits and losses are allocated to members based on their percentage interest.

In November 2016, the Company entered into an agreement with a new employee to grant 5% of the currently outstanding profit interest units ("Units") of the Company. The Units will vest over five years with one fifth vesting on the date of grant and the remaining units vesting one fourth each at the end of the following four years. Upon a change of control, all unvested Units will immediately vest.

NOTE 5 – RELATED PARTY TRANSACTIONS

From time to time, the original two founders take distributions in lieu of salary. Distributions are shown on the balance sheet in members' capital.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its founder.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2016. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Issuance of Restricted Units
In June 2017, the Company entered into an agreement to grant restricted units equal to 1% of the outstanding equity of the Company to an individual for advisory services. The equity will vest over three years with one quarter vesting upon execution of the agreement, half will vest monthly over two years beginning on the first-year anniversary, and the remaining one quarter vesting monthly over two years beginning on the second-year anniversary. The Company will enter into a Repurchase Option as a condition of the grant which will govern the terms of the Company's ability to repurchase unvested units based on termination or a change of control of the Company.

Issuance of Convertible Note
On April 12, 2017, the Company issued $10,000 of convertible notes (the "Notes"). The Notes accrues interest at a rate of 8% per year until the notes converts or is paid in full.   The Notes mature on April 12, 2019. The convertible notes are automatically convertible into equity on the completion of an equity offering of gross proceeds of $1,000,000 or more ("Qualified Financing"), or may be converted into equity upon an acquisition event or initial public offering, or may be converted at the Company's election following the maturity date. The conversion price is equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the outstanding convertible notes, on the date of conversion, by the lower of (i) a discount rate of 80% multiplied by the price per equity security sold to the investors in the Qualified Financing or (ii) the quotient resulting from dividing $3,000,000 (the "Valuation Cap") by the number of limited liability company units outstanding.

Anticipated Crowdfunded Offering
The Company is offering up to 535,000 SAFEs for up to $535,000 (The Crowdfunded Offering"). The Company is attempting to raise a minimum of $25,000 in this offering and up to $535,000 maximum. The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co").

Management's Evaluation
Management has evaluated subsequent events through October 26, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Video Transcript



We are millennial entrepreneurs grinding it out and did you know Forbes + Harvard Business Review reported 95% of startups fail in less than 18 months we are in this together, by joining forces we will beat the statistics. Are you ready for on demand mentorship by the Youngry Mentor Network.

Announcing the official Youngry Mentorship App.
- You can now access 200+ Mentors and growing.
- Easy to use Interface - Choose your mentor
- Live experiences anywhere in the world - Experience on demand.

Announcing Events
- National Conferences
- Change The Future
- Meeting
- Creative
- Success
- Music
- Best Speakers

- Attending Shows
- Speaker Ryan Blair
- Interviews
- Speaker David Meltzer
- Inspiration
- Speaker Jessica Naziri

Invest Today

Republic.co
Now Live

Hear it from our CEO:

Here is why you have to invest in Youngry.

1. We're changing the world with the power of entrepreneurship. Doesn't matter if you came from the slums, doesn't matter if you've been oppressed, doesn't matter if you're a man or woman, it doesn't matter if someone told you you cannot be something. We are going to break all those myths and realities because this is gonna allow you to make that dream come true
2. This is a ground floor opportunity. Youngry is global.
3. Why wouldn't you invest. Imagine waking up everyday knowing that your money is being put into something that is enabling someone to chase their dreams and to make entrepreneurship thrive!

Youngry
www.youngry.com

EXHIBIT C
Offering Page

Republic

For investors   For companies   About   Blog   ✉ 1 ⚡

Youngry

Preview as investor

YOUNGRY™ provides content, events, and e-commerce for millennial entrepreneurs.

`ENTREPRENEURSHIP` `DIGITAL MEDIA` `STARTUPS` `MILLENNIALS` `BUSINESS`

▶ PLAY

$0
RAISED OF $25K MINIMUM GOAL *i*

FROM
0 investors

TIME LEFT TO INVEST
65 days

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Pitch	About	FAQ	Discussion	Company updates ⓪

YOUNGRY is delighted to announce a second campaign to give everyone a fair chance to participate before our international TV viewing. We want to thank the hundreds of supporters. Your feedback, comments and encouragement have been inspiring and we're delighted you are joining us on this incredible journey!

YOUNGRY™

The first inclusive global entrepreneur media brand. Our equalization focus, scalable revenue model and mission are a social impact inspiration.

Deal terms



Funding goal *i*	Investment size
$25K – $535K	min $25, max $107K

Type of security	
Crowd Safe · Learn more	
Discount	Valuation cap
20%	$3,000,000

Perks



DEAL HIGHLIGHTS

- First company to complete an investment raise on Republic and now building a first of it's kind mentorship platform that is a ground floor investment opportunity.

- Team includes a 200 + mentorship network, leadership team running several $100 million dollar brands and have helped thousands of entrepreneurs to date.

- 50,000+ unique online followers in less than 6 months, producer of over 300 premium original content (example) and created largest 2017 California millennial entrepreneur summit with an endorsements by California Senator Henry Stern.

[Invest in Youngry]

THE PROBLEM....



An alarming number of startups are failing to scale, are

Get additional perks from Youngry for your investment

INVEST

$50

RECEIVE

Video thank you message from the team and Twitter Thank You Message from the CEO.

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$100

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Special Investor Badge on App Profile + with your consent thank you on the Youngry.com Republic page.

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$250

RECEIVE

Investor Badge + Swag Kit (T-Shirt, Sticker, Snapback Hat)

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$1,000

RECEIVE

Investor Badge + $1000 Gift Card to the Youngry.com Store

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INVEST

$5,000

RECEIVE

Investor Badge + $5000 Credit towards Youngry Agency Services

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INVEST

$10,000

RECEIVE

unable to finance their business, or cannot develop successful leaders...

Three startups are launched each second and statistically, over 98% of these companies are doomed to close in their first five years of being in business. Let's beat this statistic together!

SOLUTION

- A 360 degree evolution track for new-age entrepreneurs to reach success and in turn provide Mentorship to the next generation of entrepreneurs. It provides bold yet easy to understand solutions on how to become a successful entrepreneur.

- A Mentorship platform that curates connections between the Youngry Mentor Network (+200 category experts and growing) with our community that need guidance via:

AN APP WITH ON DEMAND MENTORSHIP!



FIRST 2018 ENTREPRENEUR MARKETS FOR GROWTH





Investor Badge + Flight to Los Angeles to have dinner with the Management Team & Founders

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$25,000

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Seat on Youngry Advisory Board

QUANTITY
Limited (10 left of 10)

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Seat on Youngry Advisory Board + Invitation to the Youngry 2.0 App Development Meeting

QUANTITY
Limited (4 left of 4)

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Documents



Official filing on SEC.gov

Form C

Company documents

Documents provided while completing Youngry's Form C will be added here.



Los Angeles, CA

Orange County, CA

Northern CA

St. Louis, MO

Las Vegas, NV

Philadelphia, PA

Washington D.C.

Detroit, MI

Cleveland, OH

Denver, CO

Invest in Youngry

HOW IT WORKS

1. **Join our YOUNGRY community. You can download the YOUNGRY App, create an account on Youngry.com, or attend any of our monthly and signature events.**

2. **Grow as an Entrepreneur. Connect with experts and peers, find solutions and support, and take your business to the next level.**

3. **Become part of the Mentor Network. Give back to the next generation of entrepreneurs. Share your story and advice at live Youngry events. Conduct monthly mentorship calls.**

YOUNGRY™ MENTOR NETWORK INCLUDES..



Ryan Blair

ViSalus CEO, #1 New York Times Bestselling Author, HashTag One VC Founder



Josef Holm

Founder and CEO of Krowdster, Co-founder and Co-CEO of Crowd Invest Summit, Top 100 Crowdfunding and Fintech Influencer



Kumar Arora

Investor and judge on Lebron Jame's CNBC TV show "Cleveland Hustles" and serial entrepreneur



David Meltzer

CEO of Sports 1 Marketing, a firm which he co-founded with Hall of Fame Quarterback Warren Moon, and a national top ten best-selling author of Connected To Goodness.



Rachele Brooke Smith

Leading acting roles include 'Center Stage: Turn It Up', 'Bring It On: Fight To The Finish', and 'Pop Star'.



Lisa Song Sutton

Hosts of business show called Live With Lisa through Cox Communications. Miss Nevada and recently named a Top 100 Women of Influence by MyVegas Magazine.



Amy Wan

Founder and CEO of Bootstrap Legal, Legal Hacker, Crowdfunding/Fintech Attorney – Bootstrap Legal



Lee Decker

Co founder of the Hundred, Founder of OC Tech Happy Hour, Executive Creative at Ergo Capital, Executive Director of The Amplify Network



Robyn Ward

Founder Forward CEO and coach. Investor, Startup Exec, Speaker, Connector



Apl.de.ap

Hip hop recording artist, producer, musician and member of Grammy Winning group "Black Eyed Peas"



Mark Deppe

Acting director of UC Irvine E-Sports



Vince Vitale

YOUNGY's Founding Editor.



Rick Barker

Taylor Swift's former manager and music industry blueprint CEO



Cam Kashani

Godmother of the Silicon Beach movement, featured in Inc magazine's "30 Influential Women"



Rob Fajardo

Founder of Leave Normal Behind and TV millennial influencer



Codie Sanchez

Head of Latin America First Trust, investor, & entrepreneur



Ryan Foland

Top youth marketer by Inc and branding expert by Entrepreneur



Daniel Kasidi

Founder of the global movement - "Rastaclat"

WHY INVEST?

1. We're on a mission to change the world with the power of entrepreneurship. Imagine someone was told their whole life that they cannot become something. It might be a gender issue, a religious issue, a career issue, or even a literacy issue... we want to help everyone in entrepreneurship become successful.

2. Entrepreneurship creates innovation that improves lives every single day, so seriously... why wouldn't you want to support the growth and evolution of Youngry?

3. This is a ground-floor opportunity to join a company that is leading the way for entrepreneurship to reach the world!

4. Team includes a 200 + mentorship network, leadership team running several $100 million dollar brands and have helped thousands of entrepreneurs to date.

BUSINESS MODEL



SUBSCRIPTIONS & IN-APP PURCHASES	SPONSORSHIP & EVENTS	DIGITAL LAUNCHPAD
App Subscription Free 7 Day Trial $9.99 - 1 Month $49.99 - 6 Months $89.99 - 12 Months	**Monthly Events** $20+ Admission **Annual Event** $99+ Admission	**Youngry Exclusive Tools & Products** 70% Margins **Agency Services** Starts at $5000/Client
In-App Purchases On-Demand Mentorship & Launchpad Products	**Regional & National Event Sponsors** $10,000 Per Regional Hub	**Affiliate Product Launches** 15% Marketplace Fee

Use of Funds:

- Develops and launch regional entrepreneurship hubs at an accelerated rate and launch our On-Demand Mentorship platform on major mobile platforms.

Breakdown further:

- YOUNGRY Mobile App Development.
- Regional Hub Audience Acquisition Marketing.
- Cost of Goods for Youngry branded Launchpad items

YOUNGRY™ TRACTION (JUNE 2016 to JUNE 2017)



50,000
FOLLOWERS
200
ON DEMAND MENTORS
134
EQCF INVESTORS
30%
2016 EBITDA
126
HIGH PROFILE INTERVIEWS

- June 2016 we raised over $60,000 by being the first to complete in an equity crowdfunding round with Republic (see press release).

- Youngry.com has generated over 500 original content pieces, 60 mentor videos, and over 100 content contributors (see example here).

Mentorship Interviews Have Included:



INVESTMENT PERKS!






RECIEVE
INVEST
$50,000
RECIEVE

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Testimonials


I KNOW THAT ASH AND ANKUR WILL MAKE THIS JUST AND THE PREMIER DESTINATION FOR LIKE-MINDED ENTREPRENEURS.”
DAVID MELTZER
I AM THRILLED TO BE PART OF THIS PLATFORM AND CAN'T WAIT TO UTILIZE MY BUSINESS ACUMEN TO HELP OTHERS.”
LISA SONG SUTTON
“YOUNGRY™ IS THE FUTURE. IN A WORLD OF COMPLACENCY, THOSE HUNGRY FOR SUCCESS CAN FEEL LIKE OUTSIDERS. YOUNGRY™ IS NEEDED SO THAT THIS SMALL PERCENTAGE OF THE WORLD CAN HAVE A PLACE TO LEARN AND MEET.”


ENTREPRENEURSHIP AND SMALL BUSINESSES WORK WHEN THE COMMUNITY IS ALL SUPPORTING EACH OTHER, AND THAT'S WHAT YOUNGRY WILL DO."
I'M PROUD TO SUPPORT WHAT'S BEING BUILT HERE."
IT'S ABOUT NOT QUITTING, AND WE COULD ALL USE A COMMUNITY THAT REMINDS US OF THAT."

Invest in Youngry

About Youngry

Legal Name
Youngry, LLC

Founded
Jun 2016

Form
California LLC

Employees
10

Website
http://www.youngry.com

Social Media

Headquarters


W Dyer Rd
E Dyer Rd
55
Warner Ave
Barranca Pkwy
Tustin Ranch Rd
Red Hill Ave
Gillette Ave
1621 Alton Pkwy Ste 250 , Irvine, CA
Map data ©2017 Google

Youngry team

Everyone helping build Youngry, not limited to employees



Ash Kumra
CEO & Co-Founder



Ankur Garg
Co-Founder



John Reed
Chief Operating Officer



Angel Ferrer
Interim Chief Technical Officer and Growth Lead



Jeremy Greene
Head of Experiences



Michael Markman
Vice President of Sales



Anna Dadurian
Content Director



Navjot Dhaliwal
Content Manager



Mai Kanemura
Content Coordinator



Jocelyn Contreras
Assistant Editor



Alix Dixon
Youngry Summit Team

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FAQ

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What is Youngry?

YOUNGRY™ provides original content, events, and mentorship tools for our global community of entrepreneurs to hustle, profit, expand and inspire. We are the first inclusive global entrepreneur media brand. Our equalization focus, scalable revenue model and mission are a social impact inspiration.

Risks

Risks from your Form C filing will appear here.

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